Exhibit 99.10

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

(thousands of Canadian dollars)

	Notes	September 30, 2011	March 31, 2011
ASSETS
Non-current assets
Property, plant and equipment		$247,549	$234,002
Intangible assets		531,557	640,219
Contract initiation costs		36,889	29,654
Other non-current financial assets	6	5,311	5,384
Non-current receivables		5,394	4,569
Deferred tax asset		86,827	121,785

		$913,527	$1,035,613

Current assets
Inventories		$10,606	$6,906
Gas delivered in excess of consumption		66,646	3,481
Gas in storage		50,471	6,133
Current trade and other receivables		252,121	281,685
Accrued gas receivables		763	26,535
Unbilled revenues		98,437	112,147
Prepaid expenses and deposits		8,651	6,079
Other current assets	6	8,293	3,846
Corporate tax recoverable		9,643	9,135
Cash and cash equivalents		165,006	98,466

		670,637	554,413

TOTAL ASSETS		$1,584,164	$1,590,026

DEFICIT AND LIABILITIES
Deficit attributable to equity holders of the parent
Deficit		$(1,389,586)	$(1,349,928)
Accumulated other comprehensive income	7	109,682	123,919
Shareholders’capital	8	981,071	963,982
Equity component of convertible debentures	9(e)(f)	25,795	18,186
Contributed surplus		56,670	52,723

TOTAL DEFICIT		(216,368)	(191,118)

Non-current liabilities
Long-term debt	9	628,963	507,460
Provisions		3,654	3,244
Deferred lease inducements		1,439	1,622
Other non-current financial liabilities	6	271,235	355,412
Deferred tax liability		8,982	22,919

		914,273	890,657

Current liabilities
Bank indebtedness		3,981	2,314
Trade and other payables		251,958	275,503
Accrued gas payable		773	19,353
Deferred revenue		74,075	—
Income taxes payable		1,612	9,788
Current portion of long-term debt	9	95,210	94,117
Provisions		4,264	4,006
Other current financial liabilities	6	454,386	485,406

		886,259	890,487

TOTAL LIABILITIES		1,800,532	1,781,144

TOTAL DEFICIT AND LIABILITIES		$1,584,164	$1,590,026

Commitments (Note 15) Subsequent event (Note 16)

See accompanying notes to the interim consolidated financial statements

1.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED INCOME STATEMENTS

(thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30				SIX MONTHS ENDED SEPTEMBER 30

	Notes		2011	2010	2011	2010
SALES	10		$600,043	$657,878	$1,226,243	$1,267,562

COST OF SALES			497,482	561,159	1,029,421	1,090,488

GROSS MARGIN			102,561	96,719	196,822	177,074

EXPENSES

Administrative expenses			28,774	25,963	57,058	54,804

Selling and marketing expenses			35,302	36,950	69,856	66,708

Other operating expenses	11	(a)	40,444	43,625	79,584	81,708

			104,520	106,538	206,498	203,220

Operating loss			(1,959)	(9,819)	(9,676)	(26,146)

Finance costs	9		(14,340)	(15,605)	(28,132)	(28,360)

Change in fair value of derivative instruments	6		24,896	(204,136)	104,593	131,411

Other income			2,834	921	2,999	2,703

Income (loss) before income tax			11,431	(228,639)	69,784	79,608

Provision for (recovery of) income tax	12		14,925	(95,203)	22,146	(57,745)

PROFIT (LOSS) FOR THE PERIOD			$(3,494)	$(133,436)	$47,638	$137,353

Attributable to:

Shareholders/Unitholders of Just Energy			$(3,494)	(133,733)	$47,638	$139,676

Non-controlling interests			—	297	—	(2,323)

PROFIT (LOSS) FOR THE PERIOD			$(3,494)	$(133,436)	$47,638	$137,353

See accompanying notes to the interim consolidated financial statements

Profit (loss) per share/unit	13

Basic			$(0.03)	$(1.07)	$0.35	$1.12

Diluted			$(0.03)	$(1.07)	$0.35	$0.99

2.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30			SIX MONTHS ENDED SEPTEMBER 30

	Notes	2011	2010	2011	2010
Profit (loss) for the period		$(3,494)	$(133,436)	$47,638	$137,353

Other comprehensive income (loss)	7

Unrealized gain on translation of foreign operations		19,272	(5,634)	15,527	9,247

Amortization of deferred unrealized gain of discontinued hedges net of income taxes of $861 (2010—$4,589) and $6,514 (2010—$10,439) for the three and six months ended September 30, respectively	6	(16,747)	(23,195)	(29,764)	(51,918)

Other comprehensive income (loss) for the period, net of tax		2,525	(28,829)	(14,237)	(42,671)

Total comprehensive income (loss) for the period, net of tax		$(969)	$(162,265)	$33,401	$94,682

Total comprehensive income (loss) attributable to:

Shareholders/Unitholders of Just Energy		$(969)	$(162,562)	$33,401	$97,005

Non-controlling interest		—	297	—	(2,323)

Total comprehensive income (loss) for the period, net of tax		$(969)	$(162,265)	$33,401	$94,682

See accompanying notes to the interim consolidated financial statements

3.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED SEPTEMBER 30

(thousands of Canadian dollars)

	Notes	2011	2010
ATTRIBUTABLE TO THE SHAREHOLDERS/UNITHOLDERS

Accumulated deficit

Accumulated deficit, beginning of period		$(315,934)	$(671,010)

Profit for the period, attributable to the Shareholders/Unitholders		47,638	139,676

Accumulated deficit, end of period		(268,296)	(531,334)

DISTRIBUTIONS/DIVIDENDS

Distributions and dividends, beginning of period		(1,033,994)	(885,659)

Distributions and dividends		(87,296)	(78,989)

Distributions and dividends, end of period		(1,121,290)	(964,648)

DEFICIT		$(1,389,586)	$(1,495,982)

ACCUMULATED OTHER COMPREHENSIVE INCOME	7

Accumulated other comprehensive income, beginning of period		$123,919	$221,969

Other comprehensive loss		(14,237)	(42,671)

Accumulated other comprehensive income, end of period		$109,682	$179,298

SHAREHOLDERS’/UNITHOLDERS’ CAPITAL

Shareholders’/Unitholders’ capital, beginning of period		$963,982	$777,856

Share units exchanged		—	8,884

Share units issued on exercise/exchange of unit compensation		728	461

Dividend reinvestment plan		16,361	11,012

Shareholders’/Unitholders’ capital, end of period		$981,071	$798,213

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES	9

Balance, beginning of period		$18,186	$—

Allocation of new convertible debentures issued		10,188	33,914

Future tax impact on convertible debentures		(2,579)	(15,728)

Balance, end of period		$25,795	$18,186

CONTRIBUTED SURPLUS

Balance, beginning of period		$52,723	$—

Add: Share-based compensation awards		4,606	—

Non-cash deferred share grant distributions		69	—

Less: Share-based awards exercised		(728)	—

Balance, end of period		$56,670	$—

See accompanying notes to the interim consolidated financial statements

4.

JUST ENERGY GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30		SIX MONTHS ENDED SEPTEMBER 30
Net inflow (outflow) of cash related to the following activities	2011	2010	2011	2010
OPERATING
Income (loss) before income tax	$11,431	$(228,639)	$69,784	$79,608

Items not affecting cash
Amortization of intangible assets and related supply contracts	29,633	32,255	58,937	59,427
Amortization of contract initiation costs	3,627	4,183	7,498	6,271
Amortization included in cost of goods sold	3,034	2,280	5,937	4,690
Amortization of property, plant and equipment	1,435	1,892	2,776	3,812
Share-based compensation	2,925	2,573	4,606	4,583
Financing charges, non-cash portion	2,017	2,162	3,940	3,643
Transaction costs	—	185	—	1,284
Other	(102)	162	(187)	74
Change in fair value of derivative instruments	(24,896)	204,136	(104,593)	(131,411)

	17,673	249,828	(21,086)	(47,627)

Adjustment required to reflect net cash receipts from gas sales	12,084	18,527	15,192	26,963

Changes in non-cash working capital	(5,246)	(23,125)	(9,295)	(17,021)

	35,942	16,591	54,595	41,923
Income tax paid	(2,262)	(5,530)	(5,221)	(7,986)

Cash inflow from operating activities	33,680	11,061	49,374	33,937

INVESTING
Purchase of property, plant and equipment	(10,406)	(10,785)	(22,001)	(20,392)
Purchase of intangible assets	(1,897)	(533)	(3,494)	(895)
Acquisitions of a subsidiary, net of cash acquired	—	(4,791)	(2,223)	(256,763)
Transaction costs on acquisitions	—	(185)	—	(1,284)
Proceeds of long-term receivables	(525)	105	(786)	3,233
Contract initiation costs	(7,045)	(3,598)	(13,907)	(7,272)

Cash outflow from investing activities	(19,873)	(19,787)	(42,411)	(283,373)

FINANCING
Dividends paid	(35,968)	(33,598)	(70,865)	(66,841)
Increase (decrease) in bank indebtedness	(2,272)	(6,990)	1,667	(7,373)
Issuance of long-term debt, net of debt issuance costs	179,118	17,785	248,059	366,982
Repayment of long-term debt	(65,722)	(772)	(119,428)	(50,158)

Cash inflow (outflow) from financing activities	75,156	(23,575)	59,433	242,610

Effect of foreign currency translation on cash balances	(198)	2,344	144	7,045

Net cash inflow (outflow)	88,765	(29,957)	66,540	219
Cash, beginning of period	76,241	108,958	98,466	78,782

Cash, end of period	$165,006	$79,001	$165,006	$79,001

See accompanying notes to the interim consolidated financial statements

5.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

1.	ORGANIZATION

Effective January 1, 2011, Just Energy completed the conversion from an income trust, Just Energy Income Fund (the “Fund”), to a corporation (the “Conversion”). The plan of arrangement was approved by unitholders on June 29, 2010, and by the Alberta Court of the Queen’s Bench on June 30, 2010, and going forward operates under the name, Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”). JEGI was a newly incorporated entity for the purpose of acquiring the outstanding units of the Fund, exchangeable shares of Just Energy Exchange Corp. (“JEEC”) and the Class A preference shares of Just Energy Corp. (“JEC”) in each case on a one for one basis for common shares of JEGI. There was no change in the ownership of the business, and therefore, there is no impact to the consolidated financial statements except for the elimination of unitholders’ equity and the recording of shareholders’ equity in the same amount.

Just Energy is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy Quebec L.P., Just Energy (B.C.) Limited Partnership, Just Energy Alberta L.P., Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp., Just Energy New York Corp., Just Energy Indiana Corp., Just Energy Texas L.P., Just Energy Massachusetts Corp., Just Energy Michigan Corp., Just Energy Pennsylvania Corp., Universal Energy Corporation, Commerce Energy Inc. (“Commerce” or “CEI”), National Energy Corporation (which operates under the trade name of National Home Services (“NHS”)), Hudson Energy Services, LLC, and Hudson Energy Canada Corp. (collectively “Hudson” or “HES”), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Terra Grain Fuels Inc. (“TGF”), Hudson Energy Solar Corp. (“Hudson Solar”) and Just Energy Limited (“JEL”).

The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The consolidated financial statements consist of Just Energy, its subsidiaries and affiliates. The financial statements were approved by the Board of Directors on November 8, 2011.

2.	OPERATIONS

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers green products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits but will also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary, Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched Hudson Solar, a solar project development platform in New Jersey.

6.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

3.	BASIS OF PREPARATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2010, the Canadian Institute of Chartered Accountants (“CICA”) Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis for the interim financial statements for fiscal 2012.

These consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and IFRS 1, First-time Adoption of International Financial Reporting Standards. Subject to certain transition elections, the Company has consistently applied the same accounting policies in its opening IFRS consolidated balance sheet at April 1, 2010, and throughout all periods presented, as if these policies had always been in effect. Note 17 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s audited annual consolidated financial statements for the year ended March 31, 2011, prepared under Canadian generally accepted accounting principles (“CGAAP”).

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of September 30, 2011. Any subsequent changes to IFRS pertaining to the Company’s annual consolidated statements of financial position, income and comprehensive income for the year ending March 31, 2012, could result in a restatement of these consolidated financial statements, including the transition adjustments recognized on changeover to IFRS.

The consolidated financial statements should be read in conjunction with the Company’s CGAAP audited annual consolidated financial statements for the year ended March 31, 2011, as well as the Company’s first IFRS unaudited interim consolidated financial statements for the three-month period ended June 30, 2011. Note 17 of these financial statements discloses the impact of the transition to IFRS on the Company’s reported financial position.

(a)	Basis of presentation

The consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand. The statements are prepared on an historical cost basis except for the derivative financial instruments, which are stated at fair value.

(b)	Principles of consolidation

The consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at September 30, 2011. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

7.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

4.	(i) SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis of making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have significant impact on the consolidated financial statements relate to the following:

Impairment of non-financial assets

Just Energy’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Deferred taxes

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.

Development costs

Development costs are capitalized when the product or process is technically and commercially feasible and sufficient resources have been allocated to complete development. Initial capitalization of costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model. At September 30, 2011, the carrying amount of capitalized development costs was $16,056 (September 30, 2010—$17,986). This amount primarily includes costs for the internal development of software tools for the customer billing and analysis in the various operating jurisdictions. These software tools are developed by the internal information technology and operations department for specific regional market requirements.

Useful life of key property, plant and equipment and intangible assets

The amortization method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by Just Energy.

Provisions for litigation

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crises in California. Pursuant to the complaints, the State of California is challenging FERC’s enforcement of its market-based rate system. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation are not certain; however, an estimated amount has been recorded in these consolidated financial statements as at September 30, 2011. In the general course of operations, Just Energy has made additional provisions for litigation matters that have arisen.

Trade receivables

Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated income statement. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining

8.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

4.	(i) SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d)

the impairment loss. In estimating these cash flows, Just Energy makes judgments about the borrower’s financial situation and the net realizable value of collateral. These estimates are based on assumptions about a number of factors. Actual results may differ, resulting in future changes to the allowance.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 6 for further details about the assumptions as well as sensitivity analysis.

Acquisition accounting

For acquisition accounting purposes, all identifiable assets, liabilities and contingent liabilities acquired in a business combination are recognized at fair value on the date of acquisition. Estimates are used to calculate the fair value of these assets and liabilities as at the date of acquisition.

(ii) ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

IFRS 9, Financial Instruments

As of April 1, 2013, Just Energy will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10, Consolidated Financial Statements

As of April 1, 2013, IFRS 10, Consolidated Financial Statements will replace portions of IAS 27, Consolidated and Separate Financial Statements, and interpretation SIC-12, Consolidation: Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee, and has the current ability to affect those returns through its power over the investee.

As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no clear lines. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all of which may differ from current practice. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11, Joint Arrangements

On April 1, 2013, Just Energy will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called “jointly controlled entities”) using proportionate consolidation will be removed and replaced by equity accounting.

9.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

4.	(ii) ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED (cont’d)

Due to the adoption of this new section, the Company will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12, Disclosure of Interests in Other Entities

On April 1, 2013, Just Energy will be required to adopt IFRS 12, Disclosure of Interests in Other Entities, which includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities, and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgments and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13, Fair Value Measurement

On April 1, 2013, Just Energy will be required to adopt IFRS 13, Fair Value Measurement. The new standard will generally converge the IFRS and CGAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the “exit price” and concepts of “highest and best use” and “valuation premise” would be relevant only for non-financial assets and liabilities. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27, Separate Financial Statements

On April 1, 2013, Just Energy will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10.

In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 28, Investments in Associates and Joint Ventures

On April 1, 2013, Just Energy will be required to adopt IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

This standard will be applied by the Company when there is joint control or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

10.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

5.	SEASONALITY OF OPERATIONS

Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.

6.	FINANCIAL INSTRUMENTS

(a)	Fair value

Fair value is the estimated amount that Just Energy would pay or receive to dispose of these supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statements. Due to the commodity volatility and size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

11.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

The following tables illustrate gains/(losses) related to Just Energy’s derivative financial instruments classified as held-for-trading and recorded on the balance sheet as other assets and other liabilities with their offsetting values recorded in change in fair value derivative instruments for the three months ended September 30, 2011:

	Change in Fair Value of Derivative Instruments
	For the three months ended September 30, 2011	For the three months ended September 30, 2011 (USD)	For the three months ended September 30, 2010	For the three months ended September 30, 2010 (USD)
Canada
Fixed-for-floating electricity swaps (i)	$32,805	n/a	$(4,605)	n/a
Renewable energy certificates (ii)	(9)	n/a	(3)	n/a
Verified emission-reduction credits (iii)	(10)	n/a	(1,189)	n/a
Options (iv)	(122)	n/a	1,692	n/a
Physical gas forward contracts (v)	31,991	n/a	(61,473)	n/a
Transportation forward contracts (vi)	1,569	n/a	(1,433)	n/a
Fixed financial swaps (vii)	1,742	n/a	—	n/a
United States
Fixed-for-floating electricity swaps (viii)	488	498	(24,172)	(23,263)
Physical electricity forwards (ix)	(8,625)	(8,799)	(28,881)	(27,795)
Unforced capacity forward contracts (x)	(1,682)	(1,716)	(209)	(201)
Unforced capacity physical contracts (xi)	(4,301)	(4,388)	(255)	(246)
Renewable energy certificates (xii)	1,560	1,591	(1,159)	(1,116)
Verified emission-reduction credits (xiii)	(24)	(24)	(331)	(318)
Options (xiv)	431	439	749	721
Physical gas forward contracts (xv)	(1,053)	(1,075)	(11,315)	(10,890)
Transportation forward contracts (xvi)	417	425	(365)	(351)
Heat rate swaps (xvii)	3,624	3,697	(4,464)	(4,296)
Fixed financial swaps (xviii)	(10,063)	(10,266)	(33,107)	(31,862)
Foreign exchange forward contracts (xix)	(2,521)	n/a	524	n/a
Ethanol physical forward contracts (xx)	(40)	n/a	—	n/a
Amortization of deferred unrealized gains on discontinued hedges	15,886	n/a	27,784	n/a
Amortization of derivative financial instruments related to acquisitions	(37,167)	n/a	(39,042)	n/a
Liability associated with exchangeable shares & equity based compensation	—	$—	(22,882)	n/a

Change in Fair Value of Derivative Instruments	$24,896		$(204,136)

12.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

The following tables illustrate gains/(losses) related to Just Energy’s derivative financial instruments classified as held-for-trading and recorded on the balance sheet as other assets and other liabilities with their offsetting values recorded in change in fair value derivative instruments for the six months ended September 30, 2011:

	Change In Fair Value of Derivative Instruments
	For the six months ended September 30, 2011	For the six months ended September 30, 2011 (USD)	For the six months ended September 30, 2010	For the six months ended September 30, 2010 (USD)
Canada
Fixed-for-floating electricity swaps (i)	$72,896	n/a	$134,236	n/a
Renewable energy certificates (ii)	545	n/a	(146)	n/a
Verified emission-reduction credits (iii)	(29)	n/a	(1,189)	n/a
Options (iv)	4,201	n/a	855	n/a
Physical gas forward contracts (v)	60,467	n/a	22,155	n/a
Transportation forward contracts (vi)	2,230	n/a	11,917	n/a
Fixed financial swaps (vii)	(430)	n/a	—	n/a
United States
Fixed-for-floating electricity swaps (viii)	15,993	16,521	72	255
Physical electricity forwards (ix)	(9,188)	(9,381)	(6,199)	(5,833)
Unforced capacity forward contracts (x)	(3,021)	(3,100)	(369)	(357)
Unforced capacity physical contracts (xi)	(4,197)	(4,280)	(899)	(872)
Renewable energy certificates (xii)	2,393	2,452	(1,839)	(1,777)
Verified emission-reduction credits (xiii)	(348)	(359)	(333)	(321)
Options (xiv)	1,100	1,131	929	896
Physical gas forward contracts (xv)	4,792	4,966	19,319	18,921
Transportation forward contracts (xvi)	667	683	(208)	(199)
Heat rate swaps (xvii)	2,569	2,607	(7,522)	(7,271)
Fixed financial swaps (xviii)	(4,870)	(4,900)	(25,741)	(24,701)
Foreign exchange forward contracts (xix)	(3,069)	n/a	247	n/a
Ethanol physical forward contracts (xx)	(85)	n/a	—	n/a
Amortization of deferred unrealized gains on discontinued hedges	36,278	n/a	62,357	n/a
Amortization of derivative financial instruments related to acquisitions	(74,301)	n/a	(74,520)	n/a
Liability associated with exchangeable shares & equity based compensation	—	n/a	(1,711)	n/a

Change In Fair Value of Derivative Instruments	$104,593		$131,411

13.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated financial statements as at September 30, 2011:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$94,540	$57,242
Renewable energy certificates (ii)	762	201	162	441
Verified emission-reduction credits (iii)	10	—	322	660
Options (iv)	844	461	—	—
Physical gas forward contracts (v)	—	—	146,928	94,087
Transportation forward contracts (vi)	—	—	3,690	2,214
Fixed financial swaps (vii)	—	1,095	2,261	481
United States
Fixed-for-floating electricity swaps (viii)	—	1,309	27,802	15,190
Physical electricity forwards (ix)	81	—	66,978	43,229
Unforced capacity forward contracts (x)	1,086	—	1,197	3,369
Unforced capacity physical contracts (xi)	—	—	4,209	2,848
Renewable energy certificates (xii)	1,627	223	630	1,411
Verified emission-reduction credits (xiii)	21	—	395	778
Options (xiv)	50	8	144	47
Physical gas forward contracts (xv)	—	—	36,327	14,895
Transportation forward contracts (xvi)	—	—	1,816	502
Heat rate swaps (xvii)	3,762	2,014	24	62
Fixed financial swaps (xviii)	—	—	65,318	33,745
Foreign exchange forward contracts (xix)	—	—	1,643	34
Ethanol physical forward contracts (xx)	50	—	—	—

As at September 30, 2011	$8,293	$5,311	$454,386	$271,235

14.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the consolidated financial statements as at March 31, 2011:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$131,279	$93,397
Renewable energy certificates (ii)	194	196	158	417
Verified emission-reduction credits (iii)	—	—	315	628
Options (iv)	815	692	4,403	—
Physical gas forward contracts (v)	—	—	166,634	134,847
Transportation forward contracts (vi)	—	24	5,301	2,858
Fixed financial swaps (vii)	—	1,037	2,235	19
United States
Fixed-for-floating electricity swaps (viii)	125	45	29,028	25,719
Physical electricity forwards (ix)	—	310	55,548	37,535
Unforced capacity forward contracts (x)	309	177	581	118
Unforced capacity physical contracts (xi)	100	410	1,606	1,280
Renewable energy certificates (xii)	44	49	1,037	1,610
Verified emission-reduction credits (xiii)	13	36	275	491
Options (xiv)	1	—	1,056	165
Physical gas forward contracts (xv)	40	—	32,883	19,354
Transportation forward contracts (xvi)	—	—	1,526	1,281
Heat rate swaps (xvii)	639	2,408	180	131
Fixed financial swaps (xviii)	40	—	51,361	35,562
Foreign exchange forward contracts (xix)	1,391	—	—	—
Ethanol physical forward contracts (xx)	135	—	—	—

As at March 31, 2011	$3,846	$5,384	$485,406	$355,412

15.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes financial instruments classified as held-for-trading as at September 30, 2011, to which Just Energy has committed:

	Contract type	Notional volume	Total remaining volume	Maturity date	Fixed price	Fair value favourable/ (unfavourable)	Notional value

	Canada
(i)	Fixed-for-floating electricity swaps *	0.0001-48 MW h	8,843,178 MW h	October 31, 2011 - August 01, 2017	$28.75-$ 128.13	($151,782)	$535,555
(ii)	Renewable energy certificates	10-90,000 MW h	1,133,558 MW h	December 31, 2011 - December 31, 2015	$3.00-$ 26.00	$360	$7,284
(iii)	Verified emission reduction credits	3,000-55,000 Tonnes	590,667 Tonnes	December 31, 2011 - December 31, 2014	$4.00-$ 11.50	($972)	$5,342
(iv)	Options	119-28,500 GJ/month	2,348,816 GJ	October 31, 2011 - February 28, 2014	$7.16-$ 12.39	$1,305	$4,398
(v)	Physical gas forward contracts	1-7,412 GJ/day	85,028,915 GJ	October 31, 2011 - March 31, 2016	$2.95-$ 10.00	($241,015)	$593,930
(vi)	Transportation forward contracts	45-20,000 GJ/day	40,627,728 GJ	October 31, 2011 - May 31, 2015	$0.0025- $ 1.59	($5,907)	$25,029
(vii)	Fixed financial swaps	14,000-157,387 GJ/month	18,533,887 GJ	October 31, 2011 - December 31, 2016	$3.21-$ 8.79	($1,647)	$84,824

	United States
(viii)	Fixed-for-floating electricity swaps *	0.10-80 MW h	9,039,488 MW h	October 31, 2011 - September 30, 2016	$25.47-$ 143.34 (US$24.30- $ 136.75)	($41,683) (US($39,766))	$510,614 (US$ 487,134)
(ix)	Physical electricity forwards	1-165 MW h	9,664,148 MW h	October 31, 2011 - September 30, 2016	$15.76-$ 115.56 (US$15.04- $ 110.25)	($110,126) (US($105,062))	$506,550 (US$ 483,257)
(x)	Unforced capacity forward contracts	5-150 MW Cap	146,641 MW Cap	October 31, 2011 - May 31, 2014	$1,905-$ 8,386 (US$1,817- $ 8,000)	($3,480) ((US $3,320))	$11,401 (US$ 10,877)
(xi)	Unforced capacity physical contracts	2-200 MW Cap	2,932 MW Cap	October 31, 2011 - May 31, 2014	$1,048-$ 9,172 (US$1,000- $ 8,750)	($7,057) ((US $6,732))	$12,862 (US$ 12,271)
(xii)	Renewable energy certificates	300-160,000 MW h	2,780,696 MW h	December 31, 2011 - December 31, 2016	$1.021-$ 44.55 (US$0.975- $ 42.50)	($191) (US( $182))	$18,303 (US$ 17,461)
(xiii)	Verified emission- reduction credits	8,000-50,000 Tonnes	900,948 Tonnes	December 31, 2011 - December 31, 2016	$3.14-$ 9.17 (US $3.00- $ 8.75)	($1,152) (US$(1,099))	$5,888 (US$ 5,617)
(xiv)	Options	5-90,000 mmBTU/month	2,758,820 mmBTU	October 31, 2011 - December 31, 2014	$8.12-$ 14.47 (US $7.75- $ 13.80)	($133) (US( $127))	$3,891 (US$ 3,712)
(xv)	Physical gas forward contracts	4-4,300 mmBTU/day	12,735,868 mmBTU	October 03, 2011 - July 31, 2014	$3.67-$ 12.45 (US $3.50- $ 11.88)	($51,222) (US($48,867))	$110,675 (US$ 105,586)
(xvi)	Transportation forward contracts	2-16,000 mmBTU/day	28,803,358 mmBTU	October 31, 2011 - August 31, 2015	$ 0.0026-$ 0.9014 (US$0.0025- $ 0.8600)	($2,318) (US( $2,211))	($51,649) (US$ 49,274)
(xvii)	Heat rate swaps	1-25 MW h	3,341,878 MW h	October 31, 2011 - June 30, 2016	$22.48-$ 78.58 (US$21.45- $ 74.97)	$5,690 (US $ 5,428)	$134,983 (US$ 128,776)
(xviii)	Fixed financial swaps	930-1,150,000 mmBTU/month	53,859,757 mmBTU	October 31, 2011 - May 31, 2017	$4.01-$ 9.85 (US $3.83- $ 9.40)	($99,063) (US($94,508))	$356,295 (US$ 339,911)
(xix)	Foreign exchange forward contracts	($524-$ 3,669) (US $500-$ 3,500)	n/a	October 03, 2011 - October 01, 2012	$0.969-$ 1.037	($1,677)	$34,516 (US$ 34,389)
(xx)	Ethanol forward physical contracts	396,258 Gallons	2,377,548 Gallons	October 01, 2011 - December 01, 2011	$2.28-$ 2.48	$50	$5,642

*	Some of the electricity fixed-for-floating contracts related to the Province of Alberta and the Province of Ontario are load-following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and are subject to change with customer usage requirements. There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

16.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

The estimated amortization of deferred gains and losses reported in accumulated other comprehensive income that is expected to be amortized to net income within the next 12 months is a gain of $52,461.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other asset balance recognized in the consolidated financial statements.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash and cash equivalent, accounts receivable, unbilled revenue, bank indebtedness, accounts payable and accrued liabilities, unit distributions payable, and long-term debt under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: 1) Commodity (predominately NYMEX), 2) Basis and 3) Foreign Exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to15 months into the future. In order to calculate basis curves for remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the commodity price risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

17.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at September 30, 2011:

	September 30, 2011
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and short term deposits	$165,006	$—	$—	$165,006
Loans and receivable	353,855	—	—	353,855
Derivative financial assets	—	1,095	12,509	13,604
Financial liabilities
Derivative financial liabilities	—	(101,805)	(623,816)	(725,621)
Other financial liabilities	(980,110)	—	—	(980,110)

Total net derivative liabilities	$(461,249)	$(100,710)	$(611,307)	$(1,173,266)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the three months ended September 30, 2011:

September 30, 2011
Opening balance, April 1, 2011	$(743,488)

Total gain/(losses)—Profit for the period	32,793
Purchases	(10,728)
Sales	1,118
Settlements	108,998
Transfer out of Level 3	—

Closing Balance, September 30, 2011	$(611,307)

18.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

(b)	Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at amortized cost.

As at September 30, 2011	Carrying amount	Fair value
Cash and cash equivalents	$165,006	$165,006
Current trade and other receivables	252,121	252,121
Unbilled revenues	98,437	98,437
Non-current receivables	5,394	5,394
Other assets	13,604	13,604
Bank indebtedness, trade and other payables	255,939	255,939
Long-term debt	724,173	753,785
Other liabilities	725,621	725,621

	Three months ended September 30		Six months ended September 30
	2011	2010	2011	2010

Interest expense on financial liabilities not held-for trading	$14,340	$15,605	$28,132	$28,360

The carrying value of cash and cash equivalents, current trade and other receivables, unbilled revenues, and trade and other payables approximates the fair value due to their short-term liquidity.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the $90 million, $330 million and $100 million convertible debentures, which are fair valued, based on market value.

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

19.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

(c)	Management of risks arising from financial instruments (cont’d)

(i)	Market risk (cont’d)

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in U.S. operations.

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years. Just Energy has hedged between 25% and 90% of certain forecasted cross border cash flows that are expected to occur within the next year. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, as at September 30, 2011, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar, assuming that all the other variables had remained constant, profit for the period would have been $420 higher/lower and other comprehensive income would have been $960 higher/lower.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is immaterial and temporary in nature. Just Energy does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the three and six months ended September 30, 2011, of approximately $264 and $489.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a Value at Risk limit; should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Commodity price sensitivity – all derivative financial instruments

As at September 30, 2011, if the energy prices including natural gas, electricity, verified emission reduction credits, and renewable energy certificates, had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended September 30, 2011, would have increased (decreased) by $194,198 ($192,671) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

20.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

(c)	Management of risks arising from financial instruments (cont’d)

(i)	Market risk (cont’d)

Commodity price sensitivity – Level 3 derivative financial instruments

As at September 30, 2011, if the energy prices including natural gas, electricity, verified emission reduction credits, and renewable energy certificates, had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended September 30, 2011, would have increased (decreased) by $173,349 ($171,851) primarily as a result of the change in the fair value of Just Energy’s derivative instruments.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, Pennsylvania, California, Maryland, New York and New Jersey, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	September 30, 2011	March 31, 2011
Current	$64,796	$61,695
1–30 days	16,649	15,088
31–60 days	6,322	5,533
61–90 days	4,108	5,652
Over 91 days	10,992	10,322

	$102,867	$98,290

For the six months ended September 30, 2011, changes in the allowance for doubtful accounts were as follows:

Balance, beginning of period	$25,115
Provision for doubtful accounts	13,265
Bad debts written off	(10,590)
Other	844

Balance, end of period	$28,634

21.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

(c)	Management of risks arising from financial instruments (cont’d)

(ii)	Credit risk (cont’d)

For the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEGI. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at September 30, 2011, the maximum counterparty credit risk exposure amounted to $116,471, representing the risk relating to its derivative financial assets and accounts receivable.

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities as at September 30, 2011.

	Contractual cash		More than 5
	Carrying amount	flows	Less than 1 year	1 to 3 years	4 to 5 years	years
Trade and other payables	$251,958	$251,958	$251,958	$—	$—	$—
Bank indebtedness	3,981	3,981	3,981	—	—	—
Long-term debt *	724,173	785,966	95,210	213,401	27,521	449,834
Derivative instruments	725,621	2,979,474	1,383,826	1,329,121	260,291	6,236

	$1,705,733	$4,021,379	$1,734,975	$1,542,522	$287,812	$456,070

*	Included in long-term debt is $330,000, $100,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, at September 30, 2011, net interest payments over the life of the long-term debt and bank credit facility are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$46,731	$85,898	$66,256	$91,208

22.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

6.	FINANCIAL INSTRUMENTS (cont’d)

(c)	Management of risks arising from financial instruments (cont’d)

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $2,596 to accommodate for its counterparties’ risk of default.

7.	ACCUMULATED OTHER COMPREHENSIVE INCOME

For the six months ended September 30, 2011

	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of period	$29,033	$94,886	$123,919
Unrealized foreign currency translation adjustment	15,527	—	15,527
Amortization of deferred unrealized gain on discontinued hedges net of income taxes of $6,514	—	(29,764)	(29,764)

Balance, end of period	$44,560	$65,122	$109,682

For the six months ended September 30, 2010

	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of period	$28,584	$193,385	$221,969
Unrealized foreign currency translation adjustment	9,247	—	9,247
Amortization of deferred unrealized gain on discontinued hedges net of income taxes of $10,439	—	(51,918)	(51,918)

Balance, end of period	$37,831	$141,467	$179,298

8.	SHAREHOLDERS’ CAPITAL

Details of issued shareholders’ capital are as follows for the six months ended September 30, 2011.

Issued and outstanding	Shares	Amount
Balance, beginning of period	136,963,726	$963,982
Share-based awards exercised	48,210	728
Dividend reinvestment plan (i)	1,237,430	16,361

Balance, end of period	138,249,366	$981,071

23.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

8.	SHAREHOLDERS’ CAPITAL (cont’d)

(i)	Dividend reinvestment plan

Under Just Energy’s dividend reinvestment plan (“DRIP”), shareholders holding a minimum of 100 common shares can elect to receive their dividends in common shares rather than cash at a 2% discount to the simple average closing price of the common shares for five trading days preceding the applicable dividend payment date, providing the common shares are issued from treasury and not purchased on the open market.

9.	LONG-TERM DEBT AND FINANCING

	September 30, 2011	March 31, 2011
Credit facility (a)	$67,223	$53,000
Less: Debt issue costs (a)	(1,580)	(1,965)
TGF credit facility (b)(i)	34,363	36,680
TGF debentures (b)(ii)	35,942	37,001
NHS financing (c)	128,438	105,716
$90 million convertible debentures (d)	85,390	84,706
$330 million convertible debentures (e)	289,136	286,439
$100 million convertible debentures (f)	85,261	—

	724,173	601,577
Less: current portion	(95,210)	(94,117)

	$628,963	$507,460

Future annual minimum principal repayments are as follows:

	More than 5
	Less than 1 year	1 to 3 years	4 to 5 years	years	Total
Credit facility (a)	$—	$67,223	$—	$—	$67,223
TGF credit facility (b)(i)	34,363	—	—	—	34,363
TGF debentures (b)(ii)	35,942	—	—	—	35,942
NHS financing (c)	24,905	56,178	27,521	19,834	128,438
$90 million convertible debentures (d)	—	90,000	—	—	90,000
$330 million convertible debentures (e)	—	—	—	330,000	330,000
$100 million convertible debentures (f)				100,000	100,000

	$95,210	$213,401	$27,521	$449,834	$785,966

24.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

9.	LONG-TERM DEBT AND FINANCING (cont’d)

The following table details the finance costs for the three and six months ended September 30. Interest is expensed at the effective interest rate.

	THREE MONTHS ENDED SEPTEMBER 30		SIX MONTHS ENDED SEPTEMBER 30
	2011	2010	2011	2010
Credit facility (a)	$2,117	$1,425	$4,063	$2,784
TGF credit facility (b)(i)	528	424	1,065	871
TGF debentures (b)(ii)	1,079	1,232	2,209	2,182
TGF term/operating facilities (b)(iii)	—	245	—	556
NHS financing (c)	2,364	1,490	4,513	2,831
$90 million convertible debentures (d)	1,694	1,668	3,384	3,332
$330 million convertible debentures (e)	6,324	6,269	12,597	10,069
$100 million convertible debentures (f)	161	—	161	—
Provisions	73	70	140	135
Dividend classified as interest (Note 17)	—	2,782	—	5,600

	$14,340	$15,605	$28,132	$28,360

(a)	As at September 30, 2011, Just Energy has a $350 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Société Générale, Bank of Nova Scotia, The Toronto-Dominion Bank and Alberta Treasury Branches. The term of the facility expires on December 31, 2013.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 3.25% and 3.75%. Prime rate advances are at rates of interest that vary between bank prime plus 2.25% and 2.75% and letters of credit are at rates that vary between 3.25% and 3.75%. Effective October 3, 2011, pricing on the credit facility has been reduced by 0.375%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at September 30, 2011, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at September 30, 2011, Just Energy had drawn $67,223 (March 31, 2011—$53,000) against the facility and total letters of credit outstanding amounted to $90,374 (March 31, 2011—$78,209). As at September 30, 2011, unamortized debt issue costs relating to the facility are $1,580 (March 31, 2011—$1,965). As at September 30, 2011, Just Energy has $192,403 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, among others, NHS, Hudson Solar and TGF. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at September 30, 2011 and 2010, all of these covenants had been met.

25.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

9.	LONG-TERM DEBT AND FINANCING (cont’d)

(b)	In connection with an acquisition, Just Energy acquired the debt obligations of TGF, which currently comprise the following separate facilities:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which includes interest costs at a rate of prime plus 3% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF. As a result, the facility is fully classified as a current obligation. The facility was further revised on April 5, 2010, to postpone the principal payments due for April 1, 2010 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 1, 2011. The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ capital. The lenders deferred compliance with the financial covenants until April 1, 2011. The covenants will be measured as of March 31, 2012, and non-attainment may result in a non-compliance fee up to 0.25% of the loan balance as of March 31, 2012. As at September 30, 2011, the amount owing under this facility amounted to $34,363.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. TGF was in recent negotiations with the lender and adjusted the covenant levels. In addition the interest rate was increased to 12% and quarterly blended principal and interest payments of $1,139 were established. The agreement includes certain financial covenants, the more significant of which relates to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. Compliance with the new covenants will be measured annually beginning with the fiscal 2012 year-end. The maturity date was extended to May 15, 2014, with a call right any time after April 1, 2012. The debenture holders have no recourse to the Company or any other Just Energy entity. As of September 30, 2011, the amount owing under this debenture agreement amounted to $35,942.

(iii)	TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition to the amount shown on the balance sheet as bank indebtedness, TGF has total letters of credit issued of $250.

(c)	NHS entered into a long-term financing agreement for the funding of new and existing rental water heater and HVAC contracts in the Enbridge and Union Gas distribution territories. Pursuant to the agreement, NHS receives financing of an amount equal to the present value of the first five, seven or ten years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and, as settlement, is required to remit an amount equivalent to the rental stream from customers on the water heater and HVAC contracts for the first five, seven or ten years. As security for performance of the obligation, NHS has pledged the water heaters, HVAC equipment and rental contracts, subject to the financing rental agreement, as collateral.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default. Once all obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS.

26.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

9.	LONG-TERM DEBT AND FINANCING (cont’d)

NHS has $128,438 owing under this agreement, including $5,161 relating to the holdback provision, recorded in non-current receivables, as at September 30, 2011. NHS is required to meet a number of covenants under the agreement. As at September 30, 2011, all of these covenants had been met.

(d)	In conjunction with an acquisition, the Company also acquired the obligations of a convertible unsecured subordinated debentures (the “$90 million convertible debentures”) issued in October 2007. The fair value of the $90 million convertible debentures was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the $90 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 32.29 shares, representing a conversion price of $30.97 per common share as at September 30, 2011. Pursuant to the $90 million convertible debentures, if the Company fixes a record date for the payment of a dividend, the conversion price shall be adjusted in accordance therewith. During the three and six months ended September 30, 2011, interest expense amounted to $1,694 and $3,384, respectively.

On and after October 1, 2010, but prior to September 30, 2012, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the $90 million convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice. On January 1, 2011, as part of the Conversion, JEGI assumed all of the obligations under the $90 million convertible debentures.

The Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $90 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradeable common shares determined by dividing the principal amount of the $90 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

(e)	In order to fund the acquisition of Hudson, on May 5, 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the “$330 million convertible debentures”). The $330 million convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the $330 million convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of the Company, representing a conversion price of $18 per share. During the three and six months ended September 30, 2011, interest expense amounted to $6,324 and $12,597, respectively. The $330 million convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the $330 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after June 30, 2015, and prior to maturity, the $330 million convertible debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

27.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

9.	LONG-TERM DEBT AND FINANCING (cont’d)

The Company may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $330 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the $330 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $330 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $33,914. The remainder of the net proceeds of the $330 million convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the $330 million convertible debentures using an effective interest rate of 8.8%. If the $330 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. On January 1, 2011, as part of the Conversion, JEGI assumed all of the obligations under the $330 million convertible debentures.

As a result of adopting IFRS, Just Energy has recorded a future tax liability of $15,728 on its convertible debentures and reduced the value of the equity component of convertible debentures by this amount.

(f)	On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “$100 million convertible debentures”). The $100 million convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year commencing March 31, 2012, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85. The $100 million convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100 million convertible debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the $100 million convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradeable common shares determined by dividing the principal amount of the $100 million convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $10,188. Upon initial recognition of the convertible debenture, Just Energy recorded a future tax liability of $2,579 and reduced the equity component of the convertible debenture by this amount. The remainder of the net proceeds of the $100 million convertible debentures has been recorded as long-

28.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

9.	LONG-TERM DEBT AND FINANCING (cont’d)

term debt, which will be accreted up to the face value of $100,000 over the term of the $100 million convertible debentures using an effective interest rate of 8.6%. If the $100 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. During the three and six months ended September 30, 2011, interest expense amounted to $161.

10.	REPORTABLE BUSINESS SEGMENTS

Just Energy operates in the following reportable segments: gas marketing, electricity marketing, ethanol, home services, and other. Other represents Hudson Solar and Momentis. Reporting by products and services is in line with Just Energy’s performance measurement parameters.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Just Energy is not considered to have any key customers.

The following tables present Just Energy’s results by operating segments:

For the three months ended September 30, 2011

	Gas marketing	Electricity marketing	Ethanol	Home services	Other	Consolidated
Revenue	$91,805	$461,634	$36,379	$8,372	$1,853	$600,043
Gross margin	9,561	78,492	6,212	6,545	1,751	102,561
Amortization of property, plant and equipment	321	722	347	41	4	1,435
Amortization of intangible assets	12,019	17,213	2	399	—	29,633
Administrative expenses	8,650	13,082	2,150	3,574	1,318	28,774
Selling and marketing expenses	8,424	22,933	—	578	3,367	35,302
Other operating expenses	1,565	7,507	—	304	—	9,376

Operating profit (loss)	(21,418)	17,035	3,713	1,649	(2,938)	(1,959)
Finance costs	(3,391)	(6,977)	(1,606)	(2,366)	—	(14,340)
Change in fair value of derivative instruments	27,541	(2,605)	(40)	—	—	24,896
Other income	924	1,831	—	—	79	2,834
Provision for (recovery of) income taxes	5,081	9,861	—	—	(17)	14,925

Profit (loss) for the period	$(1,425)	$(577)	$2,067	$(717)	$(2,842)	$(3,494)

Capital expenditures	$78	$153	$95	$9,025	$1,055	$10,406

29.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	REPORTABLE BUSINESS SEGMENTS (cont’d)

For the three months ended September 30, 2010

	000,000	000,000	000,000	000,000	000,000	000,000
	Gas marketing	Electricity marketing	Ethanol	Home services	Other	Consolidated
Revenue	$133,541	$487,653	$31,191	$5,172	$321	$657,878
Gross margin	2,475	85,706	4,465	3,786	287	96,719
Amortization of property, plant and equipment	561	961	297	72	1	1,892
Amortization of intangible assets	11,528	20,274	—	453	—	32,255
Administrative expenses	7,198	12,017	3,162	2,996	590	25,963
Selling and marketing expenses	12,021	23,576	—	850	503	36,950
Other operating expenses	2,427	6,860	—	191	—	9,478

Operating profit (loss)	(31,260)	22,018	1,006	(776)	(807)	(9,819)
Finance costs	(4,722)	(7,491)	(1,902)	(1,490)	—	(15,605)
Change in fair value of derivative instruments	(90,927)	(113,209)	—	—	—	(204,136)
Other income (loss)	(1,581)	2,472	35	—	(5)	921
Recovery of income taxes	(39,359)	(55,277)	—	(567)	—	(95,203)

Profit (loss) for the period	$(89,131)	$(40,933)	$(861)	$(1,699)	$(812)	$(133,436)

Capital expenditures	$634	$934	$65	$9,152	$—	$10,785

For the six months ended September 30, 2011

	Gas marketing	Electricity marketing	Ethanol	Home services	Other	Consolidated
Revenue	$294,255	$846,981	$66,571	$16,178	$2,258	$1,226,243
Gross margin	34,666	138,509	8,757	12,777	2,113	196,822
Amortization of property, plant and equipment	658	1,392	640	79	7	2,776
Amortization of intangible assets	20,897	37,235	7	798	—	58,937
Administrative expenses	17,479	25,897	4,823	6,337	2,522	57,058
Selling and marketing expenses	18,961	44,533	—	1,878	4,484	69,856
Other operating expenses	2,623	14,617	—	631	—	17,871

Operating profit (loss)	(25,952)	14,835	3,287	3,054	(4,900)	(9,676)
Finance costs	(6,903)	(13,414)	(3,293)	(4,517)	(5)	(28,132)
Change in fair value of derivative instruments	79,123	25,555	(85)	—	—	104,593
Other income	964	1,890	—	—	145	2,999
Provision for (recovery of) income taxes	7,716	14,481	—	—	(51)	22,146

Profit (loss) for the period	$39,516	$14,385	$(91)	$(1,463)	$(4,709)	$47,638

Capital expenditures	$745	$1,447	$122	$18,551	$1,136	$22,001

Total goodwill	$127,759	$104,124	$—	$283	$—	$232,166

Total assets	$561,840	$697,083	$163,936	$159,787	$1,518	$1,584,164

Total liabilities	$744,973	$824,520	$94,112	$136,737	$190	$1,800,532

30.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

10.	REPORTABLE BUSINESS SEGMENTS (cont’d)

For the six months ended September 30, 2010

	Gas marketing	Electricity marketing	Ethanol	Home services	Other	Consolidated
Revenue	$336,304	$873,197	$47,997	$9,613	$451	$1,267,562
Gross margin	19,890	148,472	1,676	6,618	418	177,074
Amortization of property, plant and equipment	1,173	1,904	593	140	2	3,812
Amortization of intangible assets	21,982	36,539	—	906	—	59,427
Administrative expenses	16,750	25,610	5,629	5,881	934	54,804
Selling and marketing expenses	23,717	40,548	—	1,664	779	66,708
Other operating expenses	2,874	14,874	—	721	—	18,469

Operating profit (loss)	(46,606)	28,997	(4,546)	(2,694)	(1,297)	(26,146)
Finance costs	(8,670)	(13,250)	(3,609)	(2,831)	—	(28,360)
Change in fair value of derivative instruments	66,755	64,656	—	—	—	131,411
Other income (loss)	1,054	1,613	41	—	(5)	2,703
Recovery of income taxes	(22,400)	(33,960)	—	(1,385)	—	(57,745)

Profit (loss) for the period	$34,933	$115,976	$(8,114)	$(4,140)	$(1,302)	$137,353

Capital expenditures	$1,157	$1,750	$179	$17,306	$—	$20,392

Total goodwill	$127,492	$103,242	$—	$283	$—	$231,017

Total assets	$771,183	$963,048	$163,372	$109,258	$798	$2,007,659

Total liabilities	$1,016,077	$1,282,093	$106,719	$84,822	$135	$2,489,846

Geographic information

Revenues from external customers

	For the three months ended Sept. 30, 2011	For the three months ended Sept. 30, 2010	For the six months ended Sept. 30, 2011	For the six months ended Sept. 30, 2010
Canada	$225,301	$279,671	$506,716	$591,393
United States	374,742	378,207	719,527	676,169

Total revenue per consolidated income statement	$600,043	$657,878	$1,226,243	$1,267,562

The revenue above is based on the location of the customer.

Non-current assets

Non-current assets for this purpose consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at September 30, 2011	As at September 30, 2010
Canada	$495,535	$602,618
United States	283,571	421,368

Total	$779,106	$1,023,986

31.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

11.	OTHER INCOME, EXPENSES AND ADJUSTMENTS

(a) Other operating expenses

	For the three months ended Sept. 30, 2011	For the three months ended Sept. 30, 2010	For the six months ended Sept. 30, 2011	For the six months ended Sept. 30, 2010
Amortization of gas contracts	$6,790	$9,232	$13,530	$18,114
Amortization of electricity contracts	16,267	16,771	32,433	30,798
Amortization of water heaters	399	397	798	795
Amortization of other intangible assets	6,177	5,855	12,176	9,720
Amortization of property, plant and equipment	1,435	1,892	2,776	3,812
Bad debt expense	6,451	6,694	13,265	12,443
Transaction costs	—	185	—	1,284
Capital tax	—	26	—	159
Share-based compensation	2,925	2,573	4,606	4,583

	$40,444	$43,625	$79,584	$81,708

(b) Included in change of fair value of derivative instruments

	For the three months ended Sept. 30, 2011	For the three months ended Sept. 30, 2010	For the six months ended Sept. 30, 2011	For the six months ended Sept. 30, 2010
Amortization of gas contracts	$12,876	$14,009	$25,642	$35,820
Amortization of electricity contracts	24,291	25,033	48,659	38,700

(c) Employee benefit expense

	For the three months ended Sept. 30, 2011	For the three months ended Sept. 30, 2010	For the six months ended Sept. 30, 2011	For the six months ended Sept. 30, 2010
Wages, salaries and commissions	$39,620	$45,577	$77,823	$75,722
Benefits	4,811	5,382	10,061	10,170

	$44,431	$50,959	$87,884	$85,892

12.	INCOME TAXES

	For the three months ended Sept. 30, 2011	For the three months ended Sept. 30, 2010	For the six months ended Sept. 30, 2011	For the six months ended Sept. 30, 2010
Current income tax recovery	$(1,923)	$(2,734)	$(4,161)	$(3,198)
Future tax expense (recovery)	16,848	(92,469)	26,307	(54,547)

Provision (recovery) for income tax	$14,925	$(95,203)	$22,146	$(57,745)

32.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

12.	INCOME TAXES (cont’d)

Just Energy’s previous income trust structure required certain temporary differences to be measured at higher deferred tax rates under IFRS. When Just Energy converted to a corporation on January 1, 2011, Just Energy re-measured its deferred tax balances in accordance with IFRS Standing Interpretations Committee (“SIC”) Standards — Standard 25, “Changes in Tax Structure of an Entity”, using the tax rates applicable to a corporation.

13.	INCOME (LOSS) PER SHARE/UNIT

	For the three months ended Sept. 30, 2011	For the three months ended Sept. 30, 2010	For the six months ended Sept. 30, 2011		For the six months ended Sept. 30, 2010
Basic income (loss) per share/unit
Net income (loss) available to shareholders	$(3,494)	$(133,733)	$47,638		$139,676

Basic units and shares outstanding	137,827,503	125,462,358	137,505,550		125,142,006

Basic income (loss) per share/unit	$(0.03)	$(1.07)	$0.35		$1.12

Diluted income (loss) per share/unit
Net income (loss) available to shareholders	$(3,494)	$(133,733)	$47,638		$139,676
Adjusted net income for dilutive impact of convertible debentures	5,825	3,627	11,489		7,182
Adjusted net income for financial liabilities	—	15,138	—		6,524

Adjusted net income (loss)	2,331	(114,968)	59,127		153,382

Basic units and shares outstanding	137,827,503	125,462,358	137,505,550		125,142,006
Dilutive effect of:
Weighted average number of Class A preference shares	—	5,263,728	—		5,263,728
Weighted average number of Exchangeable Shares	—	4,176,620	—		4,258,056
Restricted share grants	2,987,469	2,697,099	3,031,557		2,701,471
Deferred share grants	114,454	90,803	111,411		87,525
Convertible debentures	21,787,417	21,015,113	21,514,891		17,608,920

Shares outstanding on a diluted basis	162,716,843	158,705,721	162,163,409		155,061,706

Diluted income (loss) per share/unit	$(0.03)[1]	$(1.07)[1]	$0.35	[1]	$0.99

[1]	The assumed conversion into shares/units results in an anti-dilutive position, therefore, the diluted per share/unit value is equal to the basic income per share/unit value.

14.	DISTRIBUTIONS AND DIVIDENDS PAID AND PROPOSED

For the three months ended September 30, 2011, dividends of $0.31 (2010—$0.31) per share/unit were proposed and paid by Just Energy. This amounted to $43,691 (2010—$39,530), which was approved throughout the period by the Board of Directors and was paid out during the quarter. For the six months ended September 30, 2011, dividends of $0.62 (2010—$0.62) per share/unit were proposed and paid by Just Energy. This amounted to $87,296 (2010—$78,989), which was approved throughout the period by the Board of Directors and was paid out during the period.

33.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

14.	DISTRIBUTIONS AND DIVIDENDS PAID AND PROPOSED (cont’d)

Declared dividends subsequent to quarter end

On October 3, 2011, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually). The dividend was paid on October 31, 2011, to shareholders of record at the close of business on October 15, 2011.

On November 3, 2011, the Board of Directors of Just Energy declared a dividend in the amount of $0.10333 per common share ($1.24 annually). The dividend will be paid on November 30, 2011, to shareholders of record at the close of business on November 15, 2011.

15.	COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

As at September 30, 2011

	Premises and equipment leasing	Grain production contracts	Master Services agreement with EPCOR	Long-term gas and electricity contracts with various suppliers
less than 1 year	$8,056	$9,143	$838	$1,383,826
One to three years	11,375	693	—	1,329,121
Four to five years	6,726	—	—	260,291
Exceeding five years	3,963	—	—	6,236

	$30,120	$9,836	$838	$2,979,474

As at September 30, 2010

	Premises and equipment leasing	Grain production contracts	Master Services Agreement with EPCOR	Long –term gas and electricity contracts with various suppliers
Less than 1 year	$8,425	$36,768	$8,640	$1,612,127
One to three years	12,297	11,716	3,456	1,683,677
Four to five years	6,273	198	—	370,602
Exceeding five years	5,622	—	—	—

	$32,617	$48,682	$12,096	$3,666,406

Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options. Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period between one and eight years. For the main office building of Just Energy, there is a renewal option for an additional five years. No purchase options are included in any major leasing contracts.

34.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

16.	SUBSEQUENT EVENT

On October 3, 2011, Just Energy completed the acquisition of Fulcrum Retail Holdings LLC (“Fulcrum”). Fulcrum is a privately held retail electricity provider, operating in the state of Texas. Fulcrum operates under the brands, Tara Energy, Amigo Energy and Smart Prepaid Electric, and focuses on residential, small and mid-size commercial customers. Fulcrum markets primarily through online and targeted affinity channels.

The consideration for the acquisition is approximately US$79.4 million, subject to customary working capital adjustments. Just Energy will also pay up to US$20 million (the “Earn-Out Amount”) to the seller 18 months following the closing date (the “Earn-Out Period”), provided that certain EBITDA and billed volume targets are satisfied by Fulcrum during the Earn-Out Period. Approximately 45% of the Earn-Out Amount will be payable in common shares of Just Energy, valued at $10.7166 per common share (converted into U.S. dollars) with the a balance of the Earn-Out Amount payable in cash.

17.	EXPLANATION OF TRANSITION TO IFRS

For all periods up to and including the year ended March 31, 2011, Just Energy prepared its financial statements in accordance with Canadian GAAP. Just Energy has prepared financial statements which comply with IFRS for periods beginning on or after April 1, 2011, as described in the accounting policies set out in Note 3. In preparing these financial statements, Just Energy’s opening consolidated statement of financial position was prepared as at April 1, 2010 (Just Energy’s date of transition).

In preparing the opening IFRS consolidated statement of financial position, Just Energy has adjusted amounts previously reported in consolidated financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected Just Energy’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a)	Elective exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), Just Energy has applied certain optional exemptions from full retrospective application of IFRS. The optional exemptions are described below.

(i)	Business combinations

Just Energy has applied the business combinations exemption in IFRS 1 to not apply IFRS 3, “Business Combinations”, retrospectively. Accordingly, Just Energy has not restated business combinations that took place prior to the transition date.

(ii)	Share-based Payments

Just Energy has elected to apply IFRS 2, “Share-based Payments”, to equity instruments granted on or before November 7, 2002, or which are vested by the transition date.

(iii)	Borrowing Costs

IAS 23, “Borrowing Costs”, requires that Just Energy capitalizes the borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after April 1, 2010. Just Energy elected not to adopt this policy early and has, therefore, expensed all borrowing costs prior to transition.

35.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

17.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

(b)	Mandatory exemptions to retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1, Just Energy has applied certain mandatory exemptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Estimates

Hindsight was not used to create or revise estimates, and accordingly, the estimates previously made by Just Energy under Canadian GAAP are consistent with their application under IFRS.

(ii)	Hedge accounting

Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39 at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created prospectively. Just Energy has not applied any hedge accounting at or after the transition date.

Prior to July 1, 2008, Just Energy utilized hedge accounting for its customer contracts and formally documented the relationship between hedging instruments and the hedged items as well as its risk management objective and strategy for undertaking various hedge transactions. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting. The balance still remaining in accumulated other comprehensive income relates to the effective portion of the hedges that are still expected to occur as of the transition date.

36.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

17.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Reconciliation of consolidated income statement for the three months ended September 30, 2010

Canadian GAAP accounts	Canadian GAAP	IFRS adjustment	IFRS reclassifications	IFRS	IFRS accounts
SALES	$657,878	$—	$—	$657,878	SALES

COST OF SALES	561,049	110	—	561,159	COST OF SALES

GROSS MARGIN	96,829	(110)	—	96,719	GROSS MARGIN

EXPENSES					EXPENSES

General and administrative	25,511	452	—	25,963	Administrative expenses

Marketing expenses	36,950	—	—	36,950	Selling and marketing expenses

Other operating expenses	—	185	43,440	43,625	Other operating expenses

Bad debt expense	6,694	—	(6,694)	—

Amortization of intangible assets and related supply contracts	32,255	—	(32,255)	—

Amortization of property, plant and equipment	1,892	—	(1,892)	—

Unit based compensation	1,548	1,025	(2,573)	—

Capital tax	26	—	(26)	—

	$104,876	$1,662	$—	$106,538

Income (loss) before the undernoted	(8,047)	(1,772)	—	(9,819)	Operating profit
Interest expense	12,296	3,309	—	15,605	Finance costs
Change in fair value of derivative instruments	181,254	22,882	—	204,136	Change in fair value of derivative instruments
Other income	(921)	—	—	(921)	Other income

Income (loss) before income tax	(200,676)	(27,963)	—	(228,639)	Income before income tax

Provision for (recovery of) income tax expense	(46,530)	(48,673)	—	(95,203)	Provision for income tax expense

NET INCOME (LOSS) FOR THE PERIOD	$(154,146)	$20,710	—	$(133,436)	PROFIT FOR THE PERIOD

Attributable to:					Attributable to:

Unitholders of Just Energy	$(154,480)	$20,747	—	$(133,733)	Unitholders of Just Energy

Non-controlling interests	334	(37)	—	297	Non-controlling interests

NET INCOME (LOSS) FOR THE PERIOD	$(154,146)	$20,710	$—	$(133,436)	PROFIT FOR THE PERIOD

37.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

17.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Reconciliation of consolidated income statement for the six months ended September 30, 2010

Canadian GAAP accounts	Canadian GAAP	IFRS Adjustment	IFRS Reclassifications	IFRS	IFRS accounts
SALES	$1,267,562	$—	$—	$1,267,562	SALES

COST OF SALES	1,090,236	252	—	1,090,488	COST OF SALES

GROSS MARGIN	177,326	(252)	—	177,074	GROSS MARGIN

EXPENSES					EXPENSES

General and administrative	54,783	21	—	54,804	Administrative expenses

Marketing expenses	66,708	—	—	66,708	Selling and marketing expenses

Other operating expenses	—	1,284	80,424	81,708	Other operating expenses

Bad debt expense	12,443	—	(12,443)	—

Amortization of intangible assets and related supply contracts	59,427	—	(59,427)	—

Amortization of property, plant and equipment	3,812	—	(3,812)	—

Unit based compensation	2,623	1,960	(4,583)	—

Capital tax	159	—	(159)	—

	$199,955	$3,265	$—	$203,220

Income (loss) before the undernoted	(22,629)	(3,517)	—	(26,146)	Operating profit (loss)
Interest expense	21,776	6,584	—	28,360	Finance costs
Change in fair value of derivative instruments	(133,122)	1,711	—	(131,411)	Change in fair value of derivative instruments
Other income	(2,703)	—	—	(2,703)	Other income

Income before income tax	91,420	(11,812)	—	79,608	Income before income tax

Provision for (recovery of) income tax expense	(27,170)	(30,575)	—	(57,745)	Provision for (recovery of) income tax expense

NET INCOME FOR THE PERIOD	$118,590	$18,763	—	$137,353	PROFIT FOR THE PERIOD

Attributable to:					Attributable to:

Unitholders of Just Energy	$120,829	$18,847	—	$139,676	Unitholders of Just Energy

Non-controlling interests	(2,239)	(84)	—	(2,323)	Non-controlling interests

NET INCOME (LOSS) FOR THE PERIOD	$118,590	$18,763	$—	$137,353	PROFIT FOR THE PERIOD

38.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

17.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Reconciliation of consolidated statement of comprehensive income for the three months ended September 30, 2010:

Canadian GAAP accounts	Canadian GAAP	IFRS adjustment	IFRS reclassifications	IFRS	IFRS accounts
NET LOSS	$(154,146)	$20,710	$—	$(133,436)	NET LOSS
Unrealized gain on translation of self-sustaining operations	(5,650)	16	—	(5,634)	Unrealized gain on translation of self-sustaining operations

Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $4,589	(23,195)	—	—	(23,195)	Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $4,589

OTHER COMPREHENSIVE LOSS	(28,845)	16	—	(28,829)	OTHER COMPREHENSIVE LOSS

COMPREHENSIVE LOSS	$(182,991)	$20,726	$—	$(162,265)	OTHER COMPREHENSIVE LOSS

Attributable to:					Attributable to:

Unitholders of Just Energy	$(183,325)	$20,763	$—	$(162,562)	Unitholders of Just Energy

Non-controlling interests	334	(37)		297	Non-controlling interests

	$(182,991)	$20,726	$—	$(162,265)

39.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

17.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Reconciliation of consolidated statement of comprehensive income for the six months ended September 30, 2010:

Canadian GAAP accounts	Canadian GAAP	IFRS Adjustment	IFRS Reclassifications	IFRS	IFRS accounts
NET INCOME	$118,590	$18,763	$—	$137,353	NET INCOME
Unrealized gain on translation of self-sustaining operations	9,226	21	—	9,247	Unrealized gain on translation of self-sustaining operations
Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $10,439	(51,918)	—	—	(51,918)	Amortization of deferred unrealized gain on discontinued hedges – net of income taxes of $10,439

OTHER COMPREHENSIVE LOSS	(42,692)	21	—	(42,671)	OTHER COMPREHENSIVE LOSS

COMPREHENSIVE INCOME	$75,898	$18,784	$—	$94,682	OTHER COMPREHENSIVE INCOME

Attributable to:					Attributable to:

Unitholders of Just Energy	$78,137	$18,868	$—	$97,005	Unitholders of Just Energy

Non-controlling interests	(2,239)	(84)		(2,323)	Non-controlling interests

	$75,898	$18,784	$—	$94,682

40.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

17.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Reconciliation of financial position and equity at September 30, 2010:

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balance	IFRS accounts
ASSETS					ASSETS
Non-current assets					Non-current assets
Property, plant and equipment	$233,113	$(799)	$—	$232,314	Property, plant and equipment
Intangible assets	560,655	—	231,017	791,672	Intangible assets
Goodwill	236,321	(5,304)	(231,017)	—
Other assets long-term	1,610	—	—	1,610	Other non-current financial assets
Contract initiation costs	27,193	—	—	27,193	Contract initiation costs
Long-term receivable	3,702	—	—	3,702	Non-current receivables
Future income tax assets	134,670	179,712	19,665	334,047	Deferred tax asset

	1,197,264	173,609	19,665	1,390,538
Current assets					Current assets
Inventory	5,031	—	—	5,031	Inventories
Gas in storage	48,204	—	—	48,204	Gas in storage
Gas delivered in excess of consumption	91,796	—	—	91,796	Gas delivered in excess of consumption
Accounts receivable and unbilled revenues	353,009	—	—	353,009	Current trade and other receivables
Accrued gas receivable	13,712	—	—	13,712	Accrued gas receivable
Prepaid expenses and deposits	23,334	—	—	23,334	Prepaid expenses and deposits
Other assets – current	3,034	—	—	3,034	Other current assets
Current portion of future income tax assets	19,665	—	(19,665)	—
Cash	63,847	—	15,154	79,001	Cash and cash equivalents
Restricted cash	15,154	—	(15,154)	—

	636,786	—	(19,665)	617,121

TOTAL ASSETS	$1,834,050	$173,609	$—	$2,007,659	TOTAL ASSETS

EQUITY AND LIABILITIES					EQUITY AND LIABILITIES
Unitholders’ deficiency					Equity attributable to equity holders of the parent
Deficit	$(1,386,479)	$(109,503)	$—	$(1,495,982)	Deficit
Accumulated other comprehensive income	179,277	21	—	179,298	Accumulated other comprehensive income
Unitholders’ capital	670,591	127,622	—	798,213	Unitholders’ capital
Equity component of convertible debentures	33,914	(15,728)	—	18,186	Equity component of convertible debentures
Contributed surplus	21,048	(21,048)	—	—	Contributed surplus

	(481,649)	(18,636)	—	(500,285)
Non-controlling interest	18,364	(266)	—	18,098	Non-controlling interest

Total equity	$(463,285)	$(18,902)	$—	$(482,187)	Total equity

Liabilities					LIABILITIES
Non-current liabilities					Non-current liabilities
Long-term debt	$512,385	$—	$—	$512,385	Long-term debt
Future income taxes	—	15,073	12,246	27,319	Deferred tax liability
Deferred lease inducements	1,803	—	—	1,803	Deferred lease inducements
Other liabilities – long term	555,343	—	—	555,343	Other non-current financial liabilities
Provisions	—	6,291	(2,994)	3,297	Provisions
Liability associated with exchangeable shares and equity-based compensation	—	178,131	—	178,131	Liability associated with exchangeable shares and equity-based compensation

	1,069,531	199,495	9,252	1,278,278
Current liabilities					Current liabilities
Bank indebtedness	863	—	—	863	Bank indebtedness
Accounts payable and accrued liabilities	326,785	(6,452)	165	320,498	Trade and other payables
Deferred revenue	114,301	—	—	114,301	Deferred revenue
Unit distribution payable	13,285	—	—	13,285	Unit distribution payable
Current portion of long-term debt	67,850	(532)	—	67,318	Current portion of long-term debt
Provisions	—	—	2,829	2,829	Provisions
Current portion future income tax liabilities	12,246	—	(12,246)	—
Other liabilities—current	692,474	—	—	692,474	Other current financial liabilities

	1,227,804	(6,984)	(9,252)	1,211,568

TOTAL LIABILITIES	$2,297,335	$192,511	$—	$2,489,846	TOTAL LIABILITIES

TOTAL EQUITY AND LIABILITIES	$1,834,050	$173,609	$—	$2,007,659	TOTAL EQUITY AND LIABILITIES

41.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

17.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Notes to the reconciliation of equity as at September 30, 2010.

A. Property, plant and equipment

Canadian GAAP – Component accounting required but typically not practiced in Canada.

IFRS—Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items. Management has re-assessed the significant parts of the ethanol plant which has resulted in a decrease in amortization of the ethanol plant.

B. Transaction costs

Canadian GAAP – The cost of the purchase includes the direct costs of the business combination.

IFRS—Transaction costs of the business combination are expensed as incurred.

Transaction costs relating to the acquisition of Hudson have been expensed under IFRS. In addition, and in accordance with IAS 39, management has allocated transaction costs directly attributable to the credit facility which were previously included as part of a business combination, to the related long-term debt. These costs are now expensed using the effective interest rate method over the life of the related debt.

C. Stock-based compensation and contributed surplus

Canadian GAAP—For grants of share-based awards with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

IFRS—Each tranche in an award; graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. As a result, Just Energy adjusted its expense for share-based awards to reflect this difference in recognition.

D. Provisions

Canadian GAAP – Accounts payable, accrued liabilities and provisions are disclosed on the consolidated statement of financial position as a single line item.

IFRS – Provisions are disclosed separately from liabilities and accrued liabilities and require additional disclosure. Under IFRS, provisions are also measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. This has resulted in an adjustment to Just Energy.

E. Deferred tax asset/liability

Canadian GAAP—Deferred taxes are split between current and non-current components on the basis of either: (1) the underlying asset or liability or (2) the expected reversal of items not related to an asset or liability.

IFRS—All deferred tax assets and liabilities are classified as non-current.

F. Impairment

Canadian GAAP—A recoverability test is performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is calculated as the excess of the asset’s carrying amount over its fair value.

IFRS – The impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where recoverable amount is defined as the higher of the asset’s fair value less costs to sell and its value-in-use. Under the value-in-use calculation, the expected future cash flows from the asset are discounted to their net present value. The change in measurement methodology did not result in additional impairment to Just Energy under IFRS.

G. Exchangeable Shares and equity-based compensation

Canadian GAAP – The Class A preference shares and Exchangeable Shares issued by a subsidiary of an income fund are presented on the consolidated balance sheets of the income fund as part of unitholders’ capital if certain criteria are met.

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JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(thousands of Canadian dollars, except where indicated and per unit/share amounts)

17.	EXPLANATION OF TRANSITION TO IFRS (cont’d)

Just Energy had met the criteria and the Class A preference shares and Exchangeable Shares were recorded as part of unitholders’ capital.

IFRS – As a result of the Class A preference shares, Exchangeable Shares and equity-based compensation being exchangeable into a puttable liability, the shares and equity-based compensation did not meet the definition of an equity instrument in accordance with IAS 32, “Financial Instruments: Presentation”, and accordingly, were classified as financial liabilities. The Exchangeable Shares and equity-based compensation were recorded upon transition to IFRS at redemption value and subsequent to transition were adjusted to reflect the redemption value at each reporting date. The resulting change from carrying value to redemption value was recorded at transition and at each reporting period to retained earnings and earnings, respectively, as a change in fair value of derivative instruments. All distributions were recorded as interest expense in the reporting period for which the dividends were declared.

H. Deferred taxes

Canadian GAAP—There was an exemption that allowed issuers of convertible debentures to treat the difference in the convertible debentures as a permanent difference between tax and accounting. This exemption does not exist under IFRS.

Under CGAAP, Just Energy’s deferred tax balances were calculated using the enacted or substantively enacted tax rates that were expected to apply to the reporting period(s) when the temporary differences were expected to reverse.

IFRS – The discount on the convertible debentures has been included in assessing the Company’s future tax position. IAS 12, “Income Taxes”, requires the application of an “undistributed tax rate” in the calculation of deferred taxes, whereby deferred tax balances are measured at the tax rate applicable to Just Energy’s undistributed profits during the periods when Just Energy was an income trust.

Deferred taxes have been recalculated on the revised accounting values for the adjustments A to G.

I. Acquisition of minority interest

Canadian GAAP – The gain on the acquisition of minority interest which occurred on January 1, 2011, was treated as a reduction to goodwill on the original acquisition.

IFRS – The gain was reallocated to contributed surplus as this is considered an equity transaction.

J. Cash flow statements

Cash flow statements prepared under IAS 7, “Statement of Cash Flows”, present cash flows in the same manner as under previous GAAP. Other than the adjustments noted above, reclassifications between net earnings and the adjustments to compute cash flows from operating activities, there were no material changes to the statement of cash flows.

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